

Mail Stop 4561

January 25, 2016

Daniel R. Murphy
Chief Financial Officer
LivePerson, Inc.
475 Tenth Avenue, 5th Floor
New York, NY 10018

      Re: **LivePerson, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 12, 2015
             File No. 000-30141

Dear Mr. Murphy:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services